

June 21, 2012

<u>Via E-Mail</u>
Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL   32801

> **Re: National Retail Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-11290**

Dear Mr. Habicht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Item 1. Business, page 1

1.   We note that you have at least two tenants that account for over 5% of your annual rent. In future Exchange Act periodic reports, please discuss if and how you monitor the credit quality of your significant tenants. In addition, please confirm to us that if, based on this monitoring, you determine there has been a material deterioration in the credit quality of a significant tenant, then you will address this trend in future Exchange Act periodic reports.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   In future Exchange Act periodic reports, please expand your MD&A to discuss any material trends between average rents on expiring space and rents on new and renewed leases, as adjusted for concessions.

Property Acquisitions, page 22

3.   In future Exchange Act periodic reports, please discuss any material trends related to acquisitions, such as yields on recent acquisitions, target yields on future acquisitions and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes.

4.   We note your disclosure that total dollar invested includes dollars invested in projects under construction or tenant improvements. In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

Revenue from Continuing Operations Analysis, page 22

5.   In future Exchange Act periodic reports, please expand your analysis to address the relative impact of same store portfolio performance changes and within the same store discussion address the relative impact of changes in same store occupancy and same store average rent. Please also include disclosure on how you define the "same store" pool.

Consolidated Statements of Cash Flows, page 45

6.   Please refer to our comment above on your disclosure on page 22 relating to property acquisitions. It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Note 1. Organization and Summary of Significant Accounting Policies

Real Estate Portfolio, page 47

7.   We note your disclosure that NNN records the acquisition of real estate at cost, including acquisition costs. Please tell us, and clarify in future filings, how you considered ASC 805-10-25-23 in determining how to account for acquisition-related costs.

8.   Please tell us, and disclose in future filings, the amount of interest cost capitalized. Refer to ASC 835-20-50-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief